ACT NOW TO ENHANCE YOUR INVESTMENT IN HEINZ

July 12, 2006

Dear Fellow Shareholder:

If you invested $100 in H. J. Heinz Company's shares on April 30, 1998, the day William R. Johnson assumed the helm as CEO, your investment would have been worth only $62 on February 6, 2006, the day that rumors surfaced regarding the Trian Group's interest in acquiring a position in Heinz stock—a decline of more than 38%. The sad reality is, despite five different corporate “restructurings,” all announced with great fanfare, you would have been better off financially keeping your $100 in a piggybank than investing it in Heinz stock!

The Trian Group has invested $750 million in Heinz stock and, with a 5.5% stake, we are the Company's second largest shareholder. We invested in Heinz because we believe in the value of its exceptional group of “power” brands and because we think the Company's financial performance and, most importantly, its stock price can and should be dramatically improved. If you bought your Heinz stock, as we did, with the hope and expectation of realizing a profit on your investment, we urge you to sign, date and return the enclosed GOLD proxy card today. Elect our minority slate of five highly qualified, independent and experienced individuals to Heinz's twelve-person board. Our nominees are committed to working with the Company's management and other directors to realize the tremendous value in our Company.

Since Mr. Johnson began serving as CEO of Heinz over eight years ago, the Company's stock price plummeted until the Trian Group became involved and earnings per share dropped from $2.15 to $1.89. During this period, Heinz almost uniformly underperformed both the broader market and the consumer packaged food universe. Even during the past four years, which Heinz management shamelessly has claimed as a “success,” earnings per share declined from $2.36 to $1.89 and the stock price dropped from $42.80 to $33.70. Do you call that success?

We believe Heinz can do much better and we've articulated an action plan that lays out a path to that improvement. Just nine days after we issued our plan—and only nine months after announcing their fifth restructuring plan under Mr. Johnson—Heinz management announced restructuring plan number six, which bears a significant resemblance to the Trian Group's action plan. Ask yourself why it took pressure from the Trian Group for the current leadership to come out with a more aggressive plan to improve performance at Heinz. Given five failed restructuring plans, why should we believe that Heinz management can properly execute any restructuring plan or that the current members of the Board will suddenly hold management to its promises? Shareholders have a right to demand aggressive action and clear accountability from the Heinz management team. By voting the GOLD proxy card you will be supporting new directors who are dedicated to effecting long overdue improvements in both the Company's operations and stock price and to holding management accountable for its performance.

The Trian Group has nominated five highly qualified, independent and experienced individuals who are committed to work with other Heinz board members and Heinz management toward improved results at Heinz for the benefit of all shareholders. The principals of the Trian Group have a proven track record of working closely with management teams to improve financial results and build shareholder value, including the highly successful turnaround of Snapple Beverage Corp. and the development of Triangle Industries, Inc. into one of the world's largest packaging companies and a Fortune 100 U.S. industrial company.

Heinz management would like you to believe that our nominees will do more harm than good. Don't let their low road campaign and extreme negativity fool you. We have no conflicts, self-interest or hidden agenda. We have the same clear and simple interest as all Heinz shareholders—seeing the Company restored to greatness with an increased stock price. We believe our nominees' presence on the board will help ensure that management will work to significantly improve value and will be held accountable for their performance once and for all. We will all benefit when that occurs. We urge you to vote your shares today on the GOLD proxy card.

Sincerely,

On behalf of the Trian Group

Nelson Peltz	Peter W. May	Edward P. Garden	Thomas E. Sandell

IMPORTANT

Please review the enclosed proxy statement carefully. The Trian Group considers the vote of ALL shareholders to be very important, no matter how many or how few shares you own.

        If your shares are registered in your own name, please sign, date and mail the enclosed GOLD proxy card today to the Trian Group, c/o Innisfree M&A Incorporated, in the postage-paid envelope provided or instruct us by telephone or via the Internet today as to how you would like your shares voted (instructions are on your GOLD proxy card).

        If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a GOLD proxy card with respect to your shares and only after receiving your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the GOLD proxy card as soon as possible.

        After signing and returning the enclosed GOLD proxy card, we urge you NOT to return Heinz's White proxy card because only your latest dated proxy card will be counted.

        If you have previously signed and returned a White proxy card to Heinz, you have every right to change your vote. You may revoke any proxy card already sent to Heinz by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

If you have any questions concerning the enclosed information, would like to request additional copies of the proxy statement or need help voting your shares, please visit the Trian Group's informational website: www.enhanceheinz.com or contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue
New York, New York 10022
Shareholders Call Toll-Free: (877) 456-3442
Banks and Brokers Call Collect: (212) 750-5833

Note: Investment funds and accounts managed by Trian Fund Management, L.P., together with an investment fund managed by Sandell Asset Management Corp. (and affiliated companies) are collectively referred to as the “Trian Group.” Heinz's share prices are as of April 30, 1998 and February 6, 2006, as posted on the Company's website. Share prices are not adjusted for dividends or the spin-off of assets to Del Monte in December 2002 (Heinz's shareholders received approximately $3.45 in value, in Del Monte shares, per Heinz share as part of this transaction). February 6, 2006 marked the beginning of a period during which the Company's average daily trading volume rose significantly above historical levels and, on or about that time, rumors began to spread of activist involvement in the stock. Since that date, share prices have increased. Earnings per share figures are as reported by Heinz in its filings with the Securities and Exchange Commission for fiscal years 1998-2006.